SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 6-K



                        Report of Foreign Private Issuer


                     Pursuant to Rule 13a -16 or 15d -16 of
                       the Securities Exchange Act of 1934


               Report on Form 6-K for the month of September 2002

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F  X   Form 40-F
                                   ---            ---
     Enclosures:
     1. A notification dated 4 September 2002 relating to BOC and Air Liquide intention to combine their Japanese industrial and medical gases business
     2. A notification dated 5 September 2002 advising that The Capital Group Companies Inc had increased their interest in the issued Ordinary share capital of The BOC Group plc to 5.45%
     3. A notification dated 5 September 2002 advising the purchase of 5,000 Ordinary shares of The BOC Group plc by R J Margetts, Chairman of The BOC Group plc
     4. A notification dated 9 September 2002 advising the purchase of 5,000 Ordinary shares of The BOC Group plc by A E Isaac, Chief Executive of The BOC Group plc.

    THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE REGULATORY NEWS SERVICE AT
                         07.30 HRS ON 4 SEPTEMBER 2002
                              UNDER REF. NO. 7287A

4 September 2002


              BOC and Air Liquide intend to combine their Japanese
                    industrial and medical gases businesses


     (Windlesham, UK, 4 September 2002) BOC and Air Liquide announced today that they intend to combine their Japanese industrial and medical gases businesses, within Osaka Sanso Kogyo (OSK) and Air Liquide Japan (ALJ), creating a new entity that will be named Japan Air Gases.

     The transaction is subject to OSK's and ALJ's shareholders' approval and the receipt of formal clearance from the Japanese FTC and the European Commission. It is then expected that the new company will be established in early 2003.

Following the combination of the two complementary businesses, BOC will hold 45 per cent of Japan Air Gases and ALJ 55 per cent. Each company will be equally represented on the Board of Japan Air Gases, which will set strategic direction and approve major decisions. Air Liquide will nominate the Chief Executive Officer who will have management responsibility. Other senior positions in Japan Air Gases will be nominated from OSK and ALJ employees according to merit and competency, to provide the strongest combined management team.

The electronics equipment business of BOC Edwards in Japan and BOC's interests in the Japan Helium Center are excluded from the combination. ALJ's engineering and plant construction activities, its interest in silane production, its investments in Korea, Taiwan and China, and Air Liquide Group's R and D centre in Japan are also excluded from the combination.

     The Japanese industrial and medical gases industry is restructuring in response to market changes and customer demands for enhanced products and services. Industrial customers have been moving part of their production overseas to be closer to their markets and growth comes mainly from local demand for new high-value service industries. The new company, Japan Air Gases, will become a strong and profitable competitor in the Japanese market with enhanced capabilities, enabling it better to serve its customers and to develop future market opportunities more effectively.

The new company will be one of the leading industrial gases companies in Japan, with combined sales of some yen 138 billion in 2001. Japan Air Gases will achieve potential synergy benefits estimated at yen 5 billion a year. The transaction is expected to be earnings enhancing for both BOC and Air Liquide by the second year of operation, when a substantial portion of the synergy benefits will have been realised.

Tony Isaac, BOC's chief executive, said: "This is a good deal for all parties, creating a stronger industrial gases company in Japan. BOC is committed to delivering sustainable growth. Asia plays an important role in this, and being part of a strong and profitable company in Japan is clearly an important component of this. The establishment of Japan Air Gases will both help maintain our leadership position in Asia and continue our strategy of local consolidation wherever this is appropriate."

Benoit Potier, Chairman of Air Liquide's Management Board, declared: "The Japanese market has seen only moderate growth in recent years. In this context, Air Liquide, the world's largest industrial and medical gas company, intends to reinforce its positions in Japan, concentrate on the improvement of its returns and continue to preserve growth prospects. This alliance, between two companies with a long tradition in Japan, Air Liquide's dating back to 1907, is fully in line with our development policy in this zone. With this alliance, Air Liquide is pursuing its goals and confirms that Asia, and especially Japan, remains at the heart of our strategy."

Financial information

     The turnover, profits (excluding extraordinary items) and net assets of those parts of Air Liquide Japan and Osaka Sanso included in the transaction are estimated to be as follows.

--------------------------------------------------------------------------------
                          Turnover        Profit after interest     Net assets
                                          and before tax
--------------------------------------------------------------------------------
Air Liquide Japan         yen 79.3 bn     yen 6.60 bn               yen 28.07 bn
(year to 31-12-2001)
--------------------------------------------------------------------------------
Osaka Sanso               yen 59.2 bn     yen 4.48 bn               yen 33.23 bn
(year to 30-09-2001)
--------------------------------------------------------------------------------

     To provide comparability, the above figures are on the common basis of Japanese accounting standards.

     The corresponding figures for Osaka Sanso on the basis used for consolidation into The BOC Group accounts were as shown below. These are restated to reflect full adoption of UK accounting standards FRS 17 and FRS 19. Net assets are shown on the basis of BOC's 93.2 per cent shareholding in OSK on 30 September 2001.

--------------------------------------------------------------------------------
                        Turnover          Profit after interest  Net assets
                                          and before tax
--------------------------------------------------------------------------------
Osaka Sanso             (pound) 341.4 m   (pound) 23.5 m         (pound) 214.4 m
(year to 30-09-2001)
--------------------------------------------------------------------------------

     Profit and loss items were translated at an exchange rate of yen 170 / (pound) and balance sheet items were translated at yen 175 / (pound).


Notes for editors
-----------------
The BOC Group is one of the world's largest suppliers of industrial gases, a leading supplier of materials, systems and services in the semiconductor industry and a specialist logistics company. BOC serves two million customers in more than 50 countries. It employs nearly 43,000 people and had annual sales of more than (pound)4 billion in 2001. Further information about The BOC Group may be obtained on the Internet at http://www.boc.com

Contact:      The BOC Group
              Christopher Marsay, Group Manager - Investor Relations Tel. 01276 477222 (International +44 1276 477222)

    THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE REGULATORY NEWS SERVICE AT
                         10.34 HRS ON 5 SEPTEMBER 2002
                              UNDER REF. NO. 7938A

                                   SCHEDULE 10
                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The BOC Group plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification in respect of party named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See additional information

5. Number of shares / amount of stock acquired



6. Percentage of issued class



7. Number of shares / amount of stock disposed



8. Percentage of issued class



9. Class of security

Ordinary shares of 25p each

10. Date of transaction

4 September 2002

11. Date company informed

5 September 2002

12. Total holding following this notification

27,077,444

13. Total percentage holding of issued class following this notification

5.45%

14. Any additional information

In a letter dated 4 September 2002, received 5 September 2002, The BOC Group plc has been notified pursuant to section 198 of the Companies Act that The Capital Group Companies, Inc has a 5.45% (previously 5.10%) notifiable interest in the issued Ordinary share capital of the Company.

This notifiable interest is held by investment management companies, of which The Capital Group Companies, Inc is the parent, as detailed below:

Capital Guardian Trust Company                        19,935,944  4.01%
Capital International Limited                          4,295,200  0.86%
Capital International S.A.                               922,200  0.19%
Capital International, Inc                               224,100  0.05%
Capital Research and Management Company                1,700,000  0.34%

Neither The Capital Group Companies, Inc nor any of its affiliates own shares for its own account. The shares above are owned by accounts under the discretionary investment management of one or more of the investment management companies listed above.

15. Name of contact and telephone number for queries

Carol Hunt Tel: 01276 807759

16. Name and signature of authorised company official responsible for making this notification

Carol Hunt, Deputy Company Secretary

Date of notification

5 September 2002

  THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE LONDON STOCK EXCHANGE AT 14.03
                  HRS ON 5 SEPTEMBER 2002 UNDER REF. NO. 8101A


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)   Name of company

The BOC Group plc

2)   Name of director

Robert John MARGETTS

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Robert John MARGETTS

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase

7)   Number of shares/amount of
     stock acquired

5,000

8)   Percentage of issued class

Less than 0.1%

9)   Number of shares/amount
     of stock disposed

n/a

10)  Percentage of issued class


11) Class of security

Ordinary shares of 25p each

12)  Price per share

883p per share

13)  Date of transaction

5 September 2002

14)  Date company informed

5 September 2002

15)  Total holding following this notification

6,000 Ordinary shares

16)  Total percentage holding of issued class following this notification

Less than 0.1%

If a director has been granted options by the company please complete the following boxes

17)  Date of grant



18)  Period during which or date on which exercisable



19)  Total amount paid (if any) for grant of the option



20)  Description of shares or debentures involved: class, number



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification



23)  Any additional information



24)  Name of contact and telephone number for queries

Karen Weston, Administration Assistant
Tel  01276 807388

25) Name and signature of authorised company official responsible for making this notification

Karen Weston, Administration Assistant

Date of Notification.....5 September 2002.......................

 THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE LONDON STOCK EXCHANGE AT 13.41
                  HRS ON 9 SEPTEMBER 2002 UNDER REF. NO. 9190A

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)   Name of company

The BOC Group plc

2)   Name of director

Anthony Eric ISAAC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Anthony Eric ISAAC

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase

7)   Number of shares/amount of
     stock acquired

5,000

8)   Percentage of issued class

Less than 0.1%

9)   Number of shares/amount
     of stock disposed

n/a

10)  Percentage of issued class


11)  Class of security

Ordinary shares of 25p each

12)  Price per share

907p per share

13)  Date of transaction

4 September 2002

14)  Date company informed

9 September 2002

15)  Total holding following this notification

5,500 Ordinary shares

16)  Total percentage holding of issued class following this notification

Less than 0.1%

If a director has been granted options by the company please complete the following boxes

17)  Date of grant



18)  Period during which or date on which exercisable



19)  Total amount paid (if any) for grant of the option



20)  Description of shares or debentures involved: class, number



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification



23)  Any additional information



24)  Name of contact and telephone number for queries

Karen Weston, Administration Assistant
Tel  01276 807388

25) Name and signature of authorised company official responsible for making this notification

Karen Weston, Administration Assistant

Date of Notification.....9 September 2002.......................

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: October 1, 2002


                                           By:   /s/   C A Hunt
                                                --------------------------------
                                                Name:  Carol Anne Hunt
                                                Title: Deputy Company Secretary